June 13, 2007	Patrick J. Rondeau

+1 617 526 6670 (t)
+1 617 526 5000 (f)
patrick.rondeau@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Netezza Corporation Amendment No. 1 to Form S-1 Filed on May 4, 2007 File No. 333-141522
Ladies and Gentlemen:
On behalf of Netezza Corporation (“Netezza” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 3 is being filed in response to comments contained in letters dated June 1, 2007 and June 5, 2007 (the “Letters”) from Barbara C. Jacobs, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jitendra S. Saxena, Chief Executive Officer of Netezza. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letters and to the headings used in the Letters. In most instances, the Company has responded to the comments in the Letters by making changes to the disclosure set forth in Amendment No. 3. Unless otherwise indicated, the information in this letter gives effect to the planned one-for-two reverse split of the Company’s common stock to be effected prior to the closing of this offering.
RESPONSE TO LETTER DATED JUNE 1, 2007
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
Comment:
1.	Based on your response to prior comment number 47 of our letter dated April 19, 2007, it appears that for arrangements that do not contain stated renewal rates and for those not considered substantive under paragraph 57, the Company determines the fair value of maintenance and support services in accordance with paragraph 10 of SOP 97-2. We further note that such prices are influenced by product type, purchase volume and maintenance term. As previously requested, tell us how you determine VSOE of fair

Securities and Exchange Commission
June 13, 2007

value if the price charged separately varies from customer to customer. In this regard, tell us how the Company determines the prices to be sufficiently clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class.

Response:	The Company supplementally advises the Staff that since its inception, it has entered into only one transaction that did not have a specified renewal rate. The total value of this transaction was $108,800, of which $80,000 represented the license value. As noted previously, the standard listing price for optional maintenance and support is 18% of the license value for business critical services and 15% for standard services. Customers receive a 3 percentage point discount for prepaying for three years of maintenance and support services. This transaction was for standard services and the customer prepaid for three years of maintenance and support services and, as a result, the pricing for the initial three year maintenance term was 12% of the license value, which is consistent with the Company’s pricing of renewals for transactions of similar size which have a specified renewal rate. The Company therefore believes that there have not been any non-substantive renewal rates.
Comment:
2.	We note your response to prior comment 48 of our letter dated April 19, 2007 where you indicate that the maintenance renewal rate charged to the customer for the term of the applicable customer contract equals the rate charged for the first year of the contract. We further note your reference on page 45 to multi-year maintenance agreements that typically have three-year terms. Tell us the maintenance terms you typically offer and tell us how you have established VSOE for each such term. For instance, is the initial bundled maintenance term the same as the renewal term (i.e. one year, three years, etc)? In this regard, we note that the Company considered TPA 5100.54 in your analysis of VSOE. Tell us specifically how you considered this guidance in determining that the VSOE of fair value for multi-year support agreements is considered substantive.

Response:	The Company advises the Staff that it typically offers one year of annual maintenance and support services as a part of its standard product offering. As noted previously, the standard listing price for optional maintenance and support is 18% of the license value for business critical services and 15% for standard services. However, customers receive a 3 percentage point discount for prepaying for three years of maintenance and support services. Accordingly, the cost for three years of prepaid maintenance and support for business critical services is 15% of the value of the license. In the case of both one-year and three-year initial maintenance and support terms, after the initial maintenance period expires, the Company provides for a renewal term for maintenance and support services, the length and pricing of which is the

Securities and Exchange Commission
June 13, 2007

same as the initial term (with the appropriate discount for prepayment where applicable).

In assessing whether a renewal rate is substantive, the Company considers the guidance of TPA 5100.54. Although the guidance was written for time based licenses, the Company believes the indicators provided in the guidance which are used to determine whether renewal rates in term licenses are not substantive may also be used in considering the substantive nature of renewal rates for perpetual licenses. The Company considered the three criteria set forth in the guidance as follows:

•	“The period of initial PCS services is relatively long compared to the term of the software license.” The Company’s software license is perpetual. The appliance purchased by customers is considered a long term infrastructure investment and the technology is long term in nature.

•	“The aggregate PCS renewal term is less than the initial PCS period.” The Company provides for a renewal term at least as long as the initial term.

•	“A PCS renewal rate that is significantly below the vendor’s normal pricing practices in combination with a time-based software license that is for a relatively short period.” The pricing of contractual renewal rates for a one- year term and a three-year prepaid maintenance term are consistent with the pricing for standalone renewals of maintenance.

Based on the criteria set forth above, the Company believes that VSOE of fair value is the stated renewal rate and that the renewal rate is substantive.
Inventory, page F-9
Comment:
3.	Notwithstanding your response to prior comment number 51 of our letter dated April 19, 2007, we note several instances throughout the filing where you have still disclosed that your valuation reserve relates to excess and obsolete inventory (i.e., pages 32 and 37). As a result, clarify for us, the exact nature of the $700,000 inventory valuation reserve at January 31, 2007 and revise your disclosures as necessary.

Response:	The Company acknowledges the Staff’s comment and reaffirms that the Company currently does not have any obsolete inventory. The Company periodically writes down inventory in excess of its estimated usage to its estimated market value if that value is less than its cost. The referenced $700,000 write down was determined based on the Company’s historical experience with evaluation or demonstration units located at customer

Securities and Exchange Commission
June 13, 2007

locations. In response to the Staff’s comments, the Company has revised the disclosure on pages [32] and [38] of Amendment No. 3.
Concentration of Credit Risk and Significant Customers, page F-10
Comment:
4.	We note your disclosures on page F-10 where you indicate that two customers accounted for 49% and 12% of total revenue for the fiscal year ended January 31, 2005 and one customer accounted for 10% of total revenue for the fiscal year ended January 31, 2006. Considering the Company’s long-term customer relationships, which may extend beyond an annual reporting period, please revise to disclose the name of these customers and their relationship, if any, to the Company in the “Business” section of the prospectus.

Response:	In response to the Staff’s comments, the Company has revised the disclosure on page [60] of Amendment No. 3.
Stock-Based Compensation, page F-11
Comment:
5.	Please continue to provide us with updates to the information requested in prior comment 53 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

Response:	The Company acknowledges the Staff’s comments and will provide the Staff with the requested information in the event the Company grants additional options prior to the effective date of the Registration Statement. The Company notes, however, that it does not intend to grant any additional stock options prior to the effective date of the Registration Statement.
Comment:
6.	We note your response to prior comment 54 of our letter dated April 19, 2007. With regards to such information, please explain the following:
•	We note that the aggregate enterprise value was determined, in part, by combining the implied valuation ranges of the three methodologies used (i.e., valuation based on comparable companies, valuation based on precedent transactions and valuation based on discounted cash flows) to produce a blended valuation range. As a result, tell us the weighting assigned to each approach when calculating the blended valuation range and how you determined such weighting was appropriate.

Securities and Exchange Commission
June 13, 2007

•	Supplementally tell us the specific factors considered by Revolution Partners in selecting the comparable companies used in the valuation based on comparable companies.

•	Clarify for us the range of discount rates applied to the forecasted long-term cash flows that were used in your discounted cash flows at each valuation date.

•	As previously requested, where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

•	Clarify for us the marketability discount rates used in each of the valuations performed by Revolution Partners and tell us how you determined the appropriateness of such rates.

•	Clarify for us the discount rates used in each valuation performed by Revolution Partners and tell us how you determined the appropriateness of such rates.

Response:	The Company advises the Staff as follows:
•	The Company acknowledges that the aggregate enterprise value was primarily determined, in part, by combining the implied valuation ranges of three methodologies (comparable companies, precedent transactions and discounted cash flow analysis) resulting in a blended valuation range. Revolution Partners did not apply a mathematical weighting to each methodology in calculating the valuation; instead it used its professional judgment and, in the determination of fair market value, provided greater weight and equal emphasis to the comparable company and precedent transaction analysis because these methodologies provide more relevant analyses for high growth technology companies. The discounted cash flow analysis is helpful as a guide in determining final valuation, but it is the least relevant methodology for high growth technology companies and therefore least prevalent in the market so Revolution Partners assigned it less weight.

•	In selecting the comparable companies to be used in the valuation, Revolution Partners focused on publicly-traded companies that are similar to the Company in terms of their business model, product mix, size (less than $500 million in annual revenue) and revenue growth rates (approximately 20-30% annually).

•	The Company applied a 20% discount rate in the discounted cash flow analysis, which was determined by using a weighted average cost of capital analysis of certain of the comparable companies including Network Appliance, F5 Networks, Emulex, Packeteer, EMC, Foundry Networks and

Securities and Exchange Commission
June 13, 2007

Radware. The discount rate did not change over the course of the valuation analyses.

•	The Company notes that Revolution Partners provided the valuation analyses in its professional capacity. Revolution Partners did not provide any level of assurance with respect to the fair value assessment.

•	The Company notes that the marketability discount rate represents the difference in value in holding a security that has a ready market versus the value in holding a similar security with no ready market. The security without a ready market for sale is theoretically less valuable than one that has a ready market for sale. This is often called an illiquidity discount or a liquidity premium. The factors used in determining the liquidity premium include the company’s stage of development, operating history, size of the company, likelihood of a liquidity event and timing of a liquidity event. For early-stage technology companies, Revolution Partners suggested an illiqudity discount rate range of 30-60%. In the initial valuation analysis for January 2006, Revolution Partners applied a 20% illiquidity discount to the comparable company analysis which is lower than the early stage discount rate range mentioned above because the Company (i) was a well established company with significant contracts and customers, (ii) had been in business for over five years and had nearly 200 employees, (iii) had over $50 million of annual revenue, and (iv) had good prospects for a timely liquidity event. In subsequent analyses, Revolution Partners lowered the illiquidity discount to reflect the progress the Company had made in its business and the greater likelihood of an initial public offering. In August 2006, November 2006 and February 2007, Revolution Partners used illiquidity discount rates of 20%, 15% and 7.5%, respectively.

•	The Company notes that the discount rate to common stock represents the difference in value in holding the common stock as opposed to the preferred stock of the same company. Since preferred stock often entitles its holder to investor-friendly rights, it is generally considered more valuable than common stock. There are several factors that determine the common stock discount including voting rights, observer rights, information rights, rights to board seats, piggy-back investment rights, rights of first refusal, preemptive rights and the likelihood of an initial public offering (where it is expected that preferred stock automatically converts to common). The experience of Revolution Partners suggests that a 30-50% discount rate is appropriate for a typical early-stage technology company, although the range can vary widely as each company has unique circumstances. In the initial valuation analysis for the Company in January 2006, Revolution Partners utilized a 40% common stock discount that is

Securities and Exchange Commission
June 13, 2007

applied to the value attributable to common stock. In the judgment of Revolution Partners, a 40% discount was appropriate for a company with Netezza’s profile of preferred rights and its potential for an initial public offering in the near future. In subsequent analyses, the discount rate was decreased as the likelihood of an initial public offering increased. In August 2006, November 2006 and February 2007, Revolution Partners used discount rates of 30%, 15% and 7.5%, respectively.
Comment:
7.	Expand your disclosure to include an enhanced discussion of the methodologies used by the independent valuation firm and the factors considered by the Company’s Board of Directors in adjusting such valuations that were used to determine the fair value of your common stock at each grate date, similar to the information provide in your response to prior comments 53-55.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages [F-12] and [F-13] of Amendment No. 3.
Comment:
8.	You state in your response to prior comments 53-55 of our letter dated April 19, 2007 that although the fair market value of the common stock, as determined by the Board of Directors on February 14, 2007 of $6.70 per share is less than the currently anticipated IPO price range of $10.00 to $14.00 per share, the Company believes this difference is justified in part by the fact that “the IPO price range is based on the assumption that the Company equals or exceeds its first quarter financial forecast and is on track to do the same for the second quarter at the time the IPO is priced” and “there was certainly a real risk embodied in that premise in February 2007, particularly given the Company’s failure to meet its quarterly operating projections in the first and second quarters of fiscal 2007.” Clarify for us, why the Company feels that there is a greater risk in meeting quarterly operating projections in the first and second quarters of fiscal 2008 then is believed by the underwriters as supported by their recent valuation. Furthermore, it does not appear that your response has adequately reconciled the differences between the estimated offering price range as provided by your underwriters in April 2007 and the fair value of the Company’s common stock as determined by your Board of Directors since November 2006. Please provide further clarification of these differences. Also, revise your disclosures to include a discussion of the significant factors that contributed to such differences and consider providing a table that disaggregates these changes into the quantified factors that affected them.

Response:	As a preliminary matter, the Company would like to inform the Staff that the Company was advised on June 12, 2007 by the managing underwriters that their current recommendation for the proposed initial public offering price

Securities and Exchange Commission
June 13, 2007

range is $9.00-$11.00 per share. No specific reasons were provided for the change in the proposed price range, other than the fact that $10.00-$14.00 represented their initial views on this matter and that the proposed range is continually refined based on developments in the marketplace. The Company plans to include this range in the next Amendment to the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 3. The Company respectfully submits to the Staff that there are several factors which result in a difference between the fair market value of $6.70 per share determined by the Board of Directors on February 14, 2007 and the proposed offering price range provided by the underwriters. The Company advises the Staff that, when the Board of Directors of the Company set the fair market value of the common stock on February 14, 2007 at $6.70, the Company was at the beginning of the first quarter of fiscal 2008 and it could not be certain that it would meet its quarterly operating projections for the first quarter of 2008. In particular, the Board took into account the fact that the Company did not meet its quarterly operating projections (as set forth in its fiscal 2007 operating plan) for the first and second quarters of fiscal 2007. The Board also considered the fact that the Company exceeded its revenue forecasts for the third and fourth quarters of fiscal 2007. However, the strong revenue performance in the second half of fiscal 2007 resulted in forecasted revenue for the first quarter of fiscal 2008 that was higher than forecasted revenue for any quarter in fiscal 2007; and attaining this revenue forecast is even more of a challenge for the first quarter due to seasonality issues noted on page 46 of the Registration Statement. As a result of these factors, the Board concluded that the $6.70 valuation recommended by Revolution Partners represented the most reasonable determination of fair market value, with the potential increase to that valuation resulting from the pending initial public offering offset by the risks associated with the Company’s future operating performance.

The proposed initial public offering price range provided by the underwriters took into account the fact that the offering would not be priced until after the release of the Company’s operating results for the first quarter of 2008 (and perhaps not even until the release of second quarter operating results). It further assumed that the Company would meet or exceed its first quarter financial forecast. The range did not factor in the risk that the Company would

Securities and Exchange Commission
June 13, 2007

not achieve its short term financial goals, because if the Company failed to achieve the projected financial results for the first quarter of 2008, the underwriters planned to revise the range downward. As a result, the proposed range of $9.00-$11.00 per share is slightly higher than the fair market value determination made by the Board four months earlier.
Comment:
9.	We note your response to prior comment 19 of our letter dated April 19, 2007 and the revisions throughout your document to include the name of the valuation expert used. Please revise to also include the expert’s consent. We refer you to Rule 436(b) of Regulation C.

Response:	The Company advises the Staff that the expert’s consent was filed with Amendment No. 1 as Exhibit 23.3.
Note 11. Warrants for Preferred Stock, page F-19
Comment:
10.	We note your response to prior comment 57 of our letter dated April 19, 2007 where you indicate that the preferred stock value was the same on August 1, 2005 and January 1, 2006. As previously requested, please explain how you determined that the fair value of the preferred stock did not change from August 1, 2005 to January 31, 2006. In addition, tell us how you considered the preferred stock fair value used in your Black-Scholes calculations as of August 1, 2005, January 31, 2006 and January 31, 2007 of $2.55, $2.55 and $3.35, respectively, in relation to the fair market value of the Company’s common stock as determined by the Company’s board of directors at or near these valuation dates (of $1.00, $2.50 and $4.50). Ensure that your response provides a thorough discussion as to why the Preferred Stock fair value was substantially equal to the fair value of the Company’s common stock as of January 31, 2006 and less then the fair value of the Company’s common stock as of January 31, 2007.

Response:	The Company supplementally advises the Staff that the post split fair value of the Company’s common stock on January 31, 2007 was $6.70 per share as determined by the Board of Directors based on the valuation report prepared by Revolution Partners dated February 12, 2007. The following is a summary of the factors the Company considered in determining the fair value of the Series D Convertible Preferred Stock which the Company used in the Black-Scholes calculations to determine the fair value of the preferred stock warrants as of the applicable measurement dates:

In June 2005, when the Series D Convertible Preferred Stock was issued at a price of $2.55 per share (which is a common equivalent value of $5.10 per

Securities and Exchange Commission
June 13, 2007

share because it converts into common stock on a two-for-one basis after giving effect to the reverse split), the Company’s common stock was determined to have a fair value of $1.00 per share. On August 1, 2005, when the Company adopted FAS 150-5, the fair value of the common stock was still $1.00 per share. Since there was no change in the fair value of the common stock between June 2005 and August 2005, and only two months had passed since the issuance of the Series Convertible D Preferred Stock, the Company determined the preferred stock issuance price of $2.55 per share (with a common equivalent value of $5.10) was the best indicator of fair value of the Series D Convertible Preferred Stock, and utilized this amount in the Black-Scholes calculation.

As of January 31, 2006, the Company’s common stock value was determined to be $2.50 per share. As the Company contemplated its initial public offering, it believed that gap between the fair value of the preferred stock and the common stock would tighten, and ultimately become the same. Accordingly, the Company determined that issuance price of $2.55 per share (with a common equivalent value of $5.10) was still the appropriate value to be used as part of the Black-Scholes calculation.

As of January 31, 2007, the Company believed the issuance price the Series D Convertible Preferred Stock was over a year and a half old and, as a result, it was no longer appropriate to assume that issuance price was the fair value of the Series D Convertible Preferred Stock. Due to the impending offering, which would result in the Series D Convertible Preferred Stock being converted into common stock, the Company felt the common stock fair value was a better indicator of the fair value of the Series D Convertible Preferred Stock. Accordingly, the Company assumed that the common stock value as of January 31, 2007 of $6.70 per share, as determined by the Board of Directors based on the valuation by Revolution Partners provided on February 12, 2007, was also the appropriate benchmark of the Series D Convertible Preferred Stock, therefore $3.35 (with a common equivalent value of $6.70) was used in the Black-Scholes calculation.
Schedule II Valuation and Qualifying Accounts
Comment:
11.	Clarify for us, whether the Company maintains an allowance for uncollectible accounts receivable. If the Company does not maintain an allowance, provide us with the amount of bad debt recognized for each period presented within your registration statement and supplementally explain to us why the company does not maintain an allowance for uncollectible accounts. Furthermore, we note your disclosures on page 45 where you indicate that the increase in accounts receivable at January 31, 2007 is due in part to a slowdown in collections near the end of fiscal 2007. Tell us and disclose in the MD&A whether there was any collectibility or billing problems with any major customers or

Securities and Exchange Commission
June 13, 2007

class of customers and tell us what impact, if any, this had on the Company’s revenue recognition policy. Your revised disclosure should discuss significant changes in credit terms, (i.e., the extended payment terms), collection efforts, and credit utilization and/or delinquency policies.

Response:	In response to the Staff’s comment, the Company notes that to date, it has not maintained an allowance for uncollectible accounts receivable. Since inception, the Company has recognized no bad debt expense. The Company regularly evaluates the risk in its outstanding receivables balance and, based upon the nature of its customers, the Company believe that there are no facts indicating that any of its receivables are subject to significant credit risk. To date, the Company has not encountered any collectibility or billing problems with any of its major customers or class of customers. However, the Company reviews its revenue recognition policy annually to determine if any changes to the policy are warranted based upon the nature of the transactions for the prior year. In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 3.

In response to the Staff’s comments, the disclosures on page 48 of Amendment No. 3 have been amended to remove the reference to a slowdown in collections near the end of fiscal 2007. Other than the seasonality of the Company’s sales cycles which pushes invoicing to the back end of the quarter, there were no other operational factors at the Company impacting the timing of customer payments. As disclosed on page 48 of Amendment No. 3, $9.5 million of accounts receivable were collected in the first nine days of fiscal 2008.
RESPONSE TO LETTER DATED JUNE 5, 2007
General
Comment:
1.	We note that you have applied to list your common stock on the NYSE Arca. Please tell us your reasons for choosing this system and whether there are any material differences in this trading system that should be brought to the attention of investors.

Response:	The Company chose to list on NYSE Arca because the exchange provides the Company with a liquid, visible and efficient trading platform targeted at emerging growth companies. The Company is not aware of any material differences in the trading system of NYSE Arca as compared to the New York Stock Exchange Main Market that should be brought to the attention of investors.

Securities and Exchange Commission
June 13, 2007

Comment:
2.	We are in receipt of your request for confidential treatment and will reply to your request under separate cover. Please be advised that any comments issued in connection with the confidential treatment request must be resolved prior to seeking effectiveness on the above-cited registration statement.

Response:	The Company acknowledges that the Staff will not consider a request for acceleration of the Registration Statement until all confidential treatment issues have been resolved.
Comment:
3.	Please refer to prior comment 1 of our letter dated April 19, 2007 relating to the price range. We note that you have supplementally provided us with a price range of between $10 and $14. Please note we request that the price range in a preliminary prospectus not exceed $2 if the offering is price below $20.

Response:	The Company acknowledges the Staff’s interpretation regarding the parameters of a bona fide price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.
Comment:
4.	Please refer to prior comment 3 of our letter dated April 19, 2007. We will contact you separately to discuss our concerns regarding the graphic.

Response:	In response to the Staff’s comment, the Company has revised the graphics as set forth in Amendment No. 3.
Prospectus Summary, page 1
Comment:
5.	Please refer to prior comments 5 and 25 of our letter dated April 19, 2007. We note from the supporting documentation you provided to us that you paid Winter Corp for its analyst report. As such, please revise to disclose that the report was commissioned by you and provide a consent pursuant to Rule 436 from Winter Corp. To the extent you commissioned any other named reports, similar disclosure and consents should be provided.

Response:	The Company advises the Staff that the Winter Corp. report entitled “Large Scale Use of the Netezza Performance Server System” referenced by the Staff’s comment, which was included as Exhibit 11 of the supporting

Securities and Exchange Commission
June 13, 2007

documentation provided to the Staff in connection with the Company’s letter dated April 19, 2007, was not referenced or named in the Registration Statement. This report was provided to the Staff as one of several sources that supports the assertion that the Company’s products “perform faster, deeper and more intensive analysis on larger amounts of detailed data” and that the NPS appliance delivers fast data query response times, “massive” scalability and is cost-effective. These assertions are also supported by the Blor Research Report provided as Exhibit 12 of the supporting documentation. Accordingly, the Company respectfully submits that because no portion of the report is quoted or summarized in the Registration Statement and because the Company has other backup sources for these claims, the consent of Winter Corp. is not required pursuant to Rule 436. In addition, the Company advises the Staff that it has not commissioned any of the other reports named in the Registration Statement.
Comment:
6.	Please refer to prior comment 7 of our letter dated April 19, 2007. You should disclose an objective basis for identifying the selected customers by name and all of the named customers should be meaningful to the company, such as by generating a minimum amount of revenues. Please revise the disclosure here and in the other locations where you provide a partial listing of customers to clarify that each of the named customers purchased at least $50,000 worth of products from you.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 52 and 60 of Amendment No. 3.
Risk Factors, page 7
Comment:
7.	Please refer to prior comment 9 of our letter dated April 19, 2007. Please revise the Business section to discuss the material terms of the agreements filed in response to this comment—except to the extent that any of the contract provisions is the subject of the confidential treatment request.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 64 of Amendment No. 3.
Comment:
8.	Please refer to prior comment 10 of our letter dated April 19, 2007. In light of your dependence upon a limited number of customers for a substantial portion of your

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revenues, please include a discussion in the business section regarding your dependence on the customers you reference. See Item 101(c)(1)(vii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 3.
Use of Proceeds, page 24
Comment:
9.	Please refer to prior comment 14 of our letter dated April 19, 2007. Consistent with your response, please revise to disclose in this section the first two sentences of your response indicating that you expect to fund a significant portion of your working capital and general corporate purposes with internally generated funds from product sales and thus you do not have a specific plan, timeline or budget for the allocation of the net proceeds among potential general corporate purposes.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 3.
Management’s Discussion and Analysis, page 31
Comment:
10.	We reissue prior comment 15 of our letter dated April 19, 2007. We note your revision to page 31 relating generally to the role and impact of technological change and the introduction of new products and product enhancements; however, we did not find specific disclosure in your discussions relating to the results of operations or liquidity and capital resources as previously requested. As drafted, these sections do not discuss the driving forces that facilitated the growth you have experienced in recent periods or provide readers with management’s insights into various aspects of the company’s performance, such as how the company was affected by pricing pressures. In this regard, we note your disclosure regarding the increase in sales volume in response to prior comment 20. Please revise throughout this section to provide more robust disclosure regarding these matters.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 32, 33 and 49 of Amendment No. 3.
Business
Competition, page 61

Securities and Exchange Commission
June 13, 2007

Comment:
11.	We reissue prior comment 29 of our letter dated April 19, 2007. With respect to the first paragraph in this section, although you have described the principal competitive factors in your marketplace, you have not provided your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors. In this regard, your statement that you “compete effectively” based on all of the factors is not responsive to our prior comment. In addition, we note the revisions with regard to added detailed disclosure about your competitors’ resources. Without also providing comparative information as to your resources or describing how strongly you compete against the companies you have identified, the usefulness of this added disclosure regarding other companies’ claims about themselves is unclear. Please revise to provide comparative, quantitative information about Netezza and to state a clear conclusion as to the significance of the information provided. To the extent Hewlett-Packard, Oracle, Sun Microsystems and EMC are considered dominant in the industry, you should identify this.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 3.
Compensation Discussion and Analysis, page 68
Components of our Executive Compensation Program, page 69
Comment:
12.	Please refer to prior comment 31 of our letter dated April 19, 2007. Please also identify the two private, venture-backed companies to which you refer. Note that Item 402(b)(2)(xiv) does not distinguish between public and private entities.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 3.
Comment:
13.	Please refer to prior comment 32 of our letter dated April 19, 2007. We note that you have provided general examples of individual objectives that might be included in evaluation any executive’s performance. Please revise to provide specific disclosure of the individual objectives for each of the named executive officers. In this regard, tabular disclosure may be useful in succinctly conveying the information. See Item 402(b)(2)(vii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 3

Securities and Exchange Commission
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Comment:
14.	Please refer to prior comment 35 of our letter dated April 19, 2007. We were unable to locate any discussion regarding your policies for allocating between cash and non-cash compensation. For instance, it is unclear to what extent cash bonuses affect equity grants under the long-term equity incentive program and whether there is a set ratio or balance you seek to attain between cash and non-cash compensation. Please revise as appropriate.

Response:	The Company advises the Staff that it does not have a standard policy for allocating between cash and non-cash compensation. In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 3.
Comment:
15.	We note your response to prior comment 36 of our letter dated April 19, 2007. Please advise us as to the reasons that 402(b)(2)(ix) is not material and relevant your executive compensation program. Given that the compensation committee appears to retain discretion in awarding cash bonuses and equity compensation, this particular example would appear applicable to your executive compensation program. Please advise or revise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 3.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335.
Very truly yours,
/s/ Patrick J. Rondeau
Patrick J. Rondeau

cc:	Kathleen Collins, Esq. Maryse Mills-Apenteng, Esq. Ms. Megan Akst John Mutkoski, Esq. Mr. Richard Puccio Wendell C. Taylor, Esq.